Exhibit 12

                     CONSOLIDATED RAIL CORPORATION
        COMPUTATIONS OF THE RATIO OF EARNINGS TO FIXED CHARGES



                                            ($ In Millions)


                             Quarters Ended    Nine Months Ended
                             September 30,       September 30,

                             1996     1995      1996      1995
                             ----     ----      ----      ----

Earnings

  Pre-tax income             $ 212    $ 182      $ 293    $ 437
   Add:
    Interest expense            43       46        131      140
    Rental expense
    interest factor             12       12         40       42
   Less equity in
    undistributed losses of
    20%-50% owned
    companies                   (5)      (4)       (12)      (13)
                              -----    -----      -----     -----

Earnings available for
fixed charges                 $ 262    $ 236      $ 452     $ 606
                              -----    -----      -----     -----

Fixed charges

  Interest expense               43       46        131       140
  Rental expense interest
  factor                         12       12         40        42
                              -----    ------      -----    ------

Fixed charges                  $ 55     $ 58      $ 171     $ 182
                              =====    ======     ======    ======

Ratio of earnings to
fixed charges                  4.76x    4.07x      2.64x     3.33x




For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges, less equity in undistributed earnings of 20% to 50% owned companies. Fixed charges represent interest expense together with any interest capitalized and a portion of rent under long-term operating leases representative of an interest factor.